                                                                    (Exhibit 12)

                               McGraw-Hill, Inc.
          Pro Forma Computation of Ratio of Earnings to Fixed Charges
                     Years Ended December 31, 1993 and 1992




                                                        Year               Year
                                                   Ended 12/31/93     Ended 12/31/92
                                                   --------------     --------------
                                                        (In thousand of dollars)
Pro Forma Earnings
   Earnings from continuing operations
     before income tax expense (Note).....            $313,249           $277,198
   Fixed charges........................                94,251            103,413
   Capitalized interest.................                  (767)              (836)
                                                      --------           --------
     Total Earnings.......................            $406,733           $379,775
                                                      ========           ========

Fixed Charges (Note)
   Interest expense.....................              $ 62,502           $ 68,501
   Portion of rental payments deemed to be
          interest......................                31,749             34,912
                                                      --------           --------
          Total Fixed Charges...........              $ 94,251           $103,413
                                                      ========           ========

Pro Forma Ratio of Earnings to Fixed Charges               4.3x               3.7x


Note: For purposes of computing the ratio of earnings to fixed charges, "earnings from continuing operations before income tax expense" excludes undistributed Equity in income of less than 50%-owned companies. "Fixed charges" consist of (1) interest on debt and capital leases and (2) the portion of the company's rental expense deemed representative of the interest factor in rental expense.

       This pro forma computation of ratio of earnings to fixed charges gives effect to the acquisition of the additional 50% interest in the Macmillan/ McGraw-Hill School Publishing Company as if it had occurred as of January 1, 1992. The Computation excludes the unusual charges recorded by McGraw-Hill related to the acquisition of the additional 50% interest in Macmillan/ McGraw-Hill. The underlying pro forma financial statements for the years ended 1993 and 1992 are based on certain estimates and assumptions and were prepared utilizing the historical financial statements of McGraw-Hill, Inc. and the Macmillan/McGraw-Hill School Publishing Company contained in McGraw-Hill's 1993 and 1992 Forms 10-K and its Form 10-Q for the quarterly period ended September 30, 1993. Pro forma statements of income do not purport to represent what the company's results of operations would actually have been had the acquisition in fact occurred at the beginning of the periods indicated or to project the Company's results of operations for any future date or period.




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